Exhibit 99.15

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


SMITHFIELD FIDUCIARY LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019
Attention: Ari J. Storch and Adam J. Chill


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Smithfield Fiduciary LLC, a Cayman Islands company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                 Very truly yours,

                                                 VASOGEN INC.


                                                 By:
                                                     --------------------------
                                                      Name:
                                                      Title:

Accepted and agreed to as of the date first written above by:


SMITHFIELD FIDUCIARY LLC


By:
   --------------------------
     Name:
     Title: